SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                     FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to file Reports Under
Section 13 and 15(d) of the Securities  Exchange Act of 1934.


                         Commission File Number 1-7568


                             Coltec Industries Inc
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                3 Coliseum Centre
                              2550 West Tyvola Road
                         Charlotte, North Carolina 28217
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's  principal executive offices)


                           9-3/4% Senior Notes Due 1999
                           9-3/4% Senior Notes Due 2000
                           7-1/2% Senior Notes Due 2008
             --------------------------------------------------------
             (Title of each class of securities covered by this Form)


                       5-1/4% Conertible Preferred Securities,
              Term Income Deferrable Equity Securities (TIDES) (SM)*
          -----------------------------------------------------------
             (Titles of all other classes of securities for which
          a duty to file reports under Section 13(a) or 15(d) remains)


         Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon the terminate or suspend duty by file reports:

     Rule 12g-4(a)(1)(i)     [ ]          Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-(6)             [ ]
     Rule 12h-3(b)(1)(i)     [x]


Approximate number of holders of record as of the certification or notice date:

Description of Security                                       # of Holders
-----------------------                                       ------------

9-3/4% Senior Notes Due 1999                                      18
9-3/4% Senior Notes Due 2000                                      34
7-1/2% Senior Notes Due 2008                                      28




Date:  July 12, 1999                         By:   /s/Nicholas J. Calise
       -------------                             -----------------------------
                                             Name:    Nicholas J. Calise
                                             Title:   Secretary


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*      The terms Term Income Deferrable Equity Securities (TIDES) (SM) and TIDES
(SM)  are  registered  service marks  of Credit Suisse First Boston Corporation.